EXHIBIT 99.1

AUSTRALIA ACQUISITION CORP. RECEIVES AFFIRMATION OF DELISTING NOTICE ON HEARINGS PANEL APPEAL

Melbourne, Australia, October 16, 2012 - Australia Acquisition Corp. (“AAC” or the “Company”; NASDAQ: AAC; AACOW; AACOU) today announced that on October 12, 2012 the Company received a letter from the NASDAQ Stock Market LLC (“NASDAQ”) advising that the NASDAQ Hearings Panel (the “Panel”) affirmed the determination of NASDAQ’s Listing Qualifications Staff to delist the Company’s ordinary shares, units and warrants (the “Listed Securities”) from the NASDAQ Capital Market due to the Company’s failure to meet the 300 public holder requirement set forth in NASDAQ Listing Rule 5550(a)(3).

The Listed Securities will be suspended from trading on the NASDAQ Capital Market effective at the open of business on Tuesday, October 16, 2012. Effective upon such delisting from NASDAQ, the Company anticipates that its securities will be immediately eligible for quotation on the OTC Bulletin Board.

The Company does not intend to request that the NASDAQ Listing and Hearing Review Council (the “Council”) review the Panel’s decision. NASDAQ indicated that the Council may, on its own motion, determine to review the Panel decision within 45 calendar days after issuance of the October 12, 2012 decision. If the Council determines to review this decision, it may affirm, modify, reverse, dismiss or remand the decision to the Panel.

About Australia Acquisition Corp.

Australia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

Contacts:

Investor Inquiries

Rob Fink / Todd Fromer

KCSA Strategic Communications

212.896.1206 / 212.896.1215

rfink@kcsa.com / tfromer@kcsa.com